

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (650) 645-3700

September 23, 2010

Peter I. Cittadini
President and CEO
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA. 94404

> **Re: Actuate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **Form 8-K Filed February 2, 2010**
> **File No. 000-24607**

Dear Mr. Cittadini:

We have reviewed your letter dated August 27, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 30, 2010

Form 8-K Filed February 2, 2010

1.   We note your response to our prior comment 1. As indicated in our September 15, 2010 conference call, the Staff does not believe that your computations under the investment test comply with Rule 1-02(w) of Regulation S-X. Accordingly, you have agreed to file the financial statements and pro forma financial information as required by Rule 3-05 and Article 11 of Regulation S-X for the Xenos acquisition. To confirm our telephone conference of today, we will not object, in your unique facts and circumstances, to management's conclusion that presenting pro forma financial statements using Actuate's year ended December 31, 2009 and Xeno's year ended September 30, 2009 financial statements will represent substantial compliance with the periods to be presented

requirements of Article 11 of Regulation S-X for purposes of your Item 9.01 Form 8-K/A. Accordingly, please file the amended Form 8-K for the Xenos acquisition.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief